                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*

                                     OZ.COM
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                                 (CUSIP NUMBER)

                                 ROBERT G. QUINN
                    SNORRABROUT 54, REYKJAVIK, ICELAND IS-105
                               011 (354) 535-0000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 8, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                         -----------------
CUSIP NO. ____________                 13D                     Page 2 of 8 Pages
----------------------                                         -----------------

================================================================================
1.   NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     GUDJON MAR GUDJONSSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [X]
                                                                      (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Iceland
--------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

     -0- SHARES
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     34,597,000  SHARES(1)
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     34,597,000 SHARES
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0- SHARES
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,697,000 SHARES(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     39.6% based on 87,599,996 shares of Common Stock outstanding as of the end of November 8, 2000.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
================================================================================

(1) Voting power with respect to these shares is shared with Microcell Capital II Inc. ("Microcell") as a result of and subject to the terms of the Shareholder Agreement, dated November 8, 2000, between OZ.COM ("the Issuer"), Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell ("Shareholder Agreement").

(2) Includes 100,000 shares of Common Stock of the Issuer issuable to Mr. Gudjonsson upon the conversion of 50,000 shares of Series A Preferred stock held by him. Does not include 30,002,860 shares of Common Stock of the Issuer held by Skuli Mogensen and Microcell, who, together with Gudjon Mar Gudjonsson, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") by virtue of the Shareholder Agreement.

----------------------                                         -----------------
CUSIP NO. ____________                 13D                     Page 3 of 8 Pages
----------------------                                         -----------------

================================================================================
1.   NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     SKULI MOGENSEN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [X]
                                                                      (b)
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Iceland
--------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

     -0- SHARES
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     18,597,000 SHARES(3)
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     18,597,000 SHARES
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0- SHARES
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,597,000 SHARES(4)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     21.2% based on 87,599,996 shares of Common Stock outstanding as of the end of November 8, 2000.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
================================================================================

(3) Voting power with respect to these shares is shared with Microcell as a result of and subject to the terms of the Shareholder Agreement.

(4) Does not include 46,002,860 shares of Common Stock of the Issuer held by Gudjon Mar Gudjonsson and Microcell, who, together with Mr. Mogensen, may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act by virtue of the Shareholder Agreement.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This Schedule 13D ("Schedule 13D") is being filed on behalf of Gudjon Mar Gudjonsson and Skuli Mogensen (together, the "Reporting Persons") as they may be deemed to be members of a group ("Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act with Microcell Capital II Inc. ("Microcell"), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of OZ.COM, Inc., a California corporation (the "Issuer"), beneficially owned by them and the Group.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, $.01 par value per share, of OZ.COM, a California corporation.

        The Issuer's principal executive offices are located at Snorrabrout 54, Reykjavik, Iceland IS-105. The Issuer's telephone number is 011 (354) 535-0000.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed jointly by the Reporting Persons pursuant to their agreement to the joint filing of this statement.

        Skuli Mogensen is the Chief Executive Officer and a director of the Issuer. His business address is Snorrabrout 54, Reykjavik, Iceland IS-105. Gudjon Mar Gudjonsson is the Chief Visionary and a director of the Company. His business address is Snorrabrout 54, Reykjavik, Iceland IS-105. Mssrs. Gudjonsson and Mogensen are each citizens of Iceland.

        None of the Reporting Persons has been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        None of the Reporting Persons has been party to any civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each member of the Group in this Schedule 13D is given solely by such member and no member of the Group has responsibility for the accuracy or completeness of the information supplied by another member.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

        On November 8, 2000, the Issuer completed the acquisition (the "Acquisition") of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a strategic alliance between Microcell Capital II Inc. and Ericsson Canada Inc. formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada, which was formed to develop mobile Internet applications for network operators in Canada. The Acquisition was structured as a stock-for-stock exchange in which the Issuer issued an aggregate of 16,475,131 shares of Common Stock to Microcell and Ericsson Canada in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Of the aggregate number of shares of Common Stock issued, 11,405,860 shares were issued to Microcell in exchange for 69 common shares of the capital stock of MCE Holding Corporation pursuant to a Share Exchange Agreement between the Issuer and Microcell dated November 8, 2000 (" Microcell Share Exchange Agreement"). Under the Share Exchange Agreement between Ericsson Canada and the Issuer dated November 8, 2000 ("Ericsson Share Exchange Agreement"), the Issuer purchased 31 shares of MCE Holding Corporation held by Ericsson Canada in exchange for 5,069,271 shares of the Issuer.

        The Microcell Share Exchange Agreement grants Microcell the right, during the period from February 15, 2002 until April 15, 2002, to require the Issuer to repurchase the 11,405,860 shares delivered to Microcell in connection with the Acquisition at the price of $4,500,000, if prior to February 15, 2002 the Issuer fails to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended ("Securities Act"), or a public offering in which the Issuer's shares are listed or designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million.

        In connection with the Acquisition, and in order to induce Microcell to enter into the Microcell Share Exchange Agreement, the Issuer, Microcell and the Reporting Persons, who are the founders and directors and officers of the Issuer, entered into the Shareholder Agreement dated November 8, 2000. The Shareholder Agreement gives Microcell the right to participate in any sales of the Issuer's shares by either of the Reporting Persons and, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer. Futhermore, the Reporting Persons have agreed in the Microcell Shareholder Agreement to vote a sufficient number of their respective shares of Common Stock in favor of a nominee chosen by Microcell to sit on the board of directors of the Issuer. Accordingly, Microcell and the Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act.

        The foregoing summaries of the Ericsson and Microcell Share Exchange Agreements and the Shareholder Agreement are not complete descriptions of the terms and conditions thereof and are qualified in their entirety by reference to the full text of the respective agreements, which are incorporated by reference herein.

        No Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Mogensen beneficially owns 18,597,000 shares of Common Stock, which constitute approximately 21.2% of the Common Stock outstanding as of the end of November 8, 2000. Mr. Gudjonsson beneficially owns 34,697,000 shares of Common Stock, which constitute approximately 39.6% of the Common Stock outstanding as of the end of November 8, 2000. Microcell beneficially owns 11,405,860 shares of Common Stock, which constitute approximately 13.0% of the Common Stock outstanding as of the end of November 8, 2000. Accordingly, the Group, consisting of the Reporting Persons and Microcell, may be deemed to beneficially own 64,698,860 shares of Common Stock, representing 73.9% of the Common Stock outstanding. The percentages of Common Stock indicated are based on 87,599,966 shares of Common Stock outstanding as of the end of November 8, 2000. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other member of the Group.

         (b)(1) As a result of and subject to the terms of the Shareholder Agreement, Mr. Mogensen and Microcell share voting power with respect to the 18,597,000 shares of Common Stock of which Mr. Mogensen is the record owner. Other than as set forth in the Shareholder Agreement, Mr. Mogensen has sole voting and dispositive powers with respect to the foregoing shares, which constitute approximately 21.2% of the Issuer's Common Stock outstanding as of November 8, 2000. Mr. Mogensen acquired the 18,597,000 shares prior to the filing by the Issuer on May 24, 2000 of the registration statement on Form 10-SB, as amended, with respect to the Common Stock.

            (2) Mr. Gudjonsson shares voting power with Microcell with respect to 34,597,000 shares of Common Stock as a result of and subject to the terms of the Shareholder Agreement. Other than with respect to the Shareholder Agreement, Mr. Gudjonsson has sole voting and dispositive powers with respect to the foregoing shares, which constitute approximately 39.5% of the Issuer's Common Stock outstanding as of November 8, 2000. In addition, Mr. Gudjonsson also may be deemed to be the beneficial owner of 100,000 shares of Common Stock issuable upon the conversion of 50,000 shares of Series A Preferred stock presently held by him. Mr. Gudjonsson acquired the 34,697,000 shares beneficially owned by him prior to the filing by the Issuer on May 24, 2000 of the registration statement on Form 10-SB, as amended, with respect to the Common Stock.

            (3) Under the terms of the Shareholder Agreement, Microcell has shared voting power with respect to 53,094,000 shares of Common Stock held by the Reporting Persons. In addition, Microcell has sole voting and dispositive power with respect to 11,405,860 shares of Common Stock of the Issuer, which constitute approximately 13.0% of the Issuer's Common Stock outstanding as of the end of November 8, 2000.

        (c) Except as described in Item 6, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

        (d) None of the Reporting Persons knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons entered into a Shareholder Rights Agreement ("Shareholder Rights Agreement") on February 4, 1999 with the Issuer and Ericsson Inc. ("Ericsson") in connection with Ericsson's $13.1 million investment in the Issuer in February 1999.

        The Reporting Persons and Ericsson have agreed in the Shareholder Rights Agreement to vote a sufficient number of their respective shares in favor of one director nominee designated by Ericsson. In addition, until the Issuer effects a public offering of its securities, the Reporting Persons and Ericsson have, with certain exceptions, the right of first refusal with respect to any proposed transfer of the Issuer's securities by any of them other than a transfer to an affiliate. Ericsson also has the right, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer.

        The Reporting Persons have agreed in the Shareholder Rights Agreement that until the earlier of a public offering or February 4, 2001, they will not transfer any shares of the Issuer other than to an affiliate if, after such transfer, the Reporting Persons would own in the aggregate less than 30% of the outstanding capital stock of the Issuer on a fully diluted basis.

        Furthermore, at any time after the earlier of February 4, 2004 or six months after the effective date of a public offering, the Issuer has agreed, under certain terms and conditions and with certain exceptions as set forth in the Shareholder Rights Agreement, to register under the Securities Act certain securities of the Issuer requested to be registered by persons, or their permitted assigns, holding a majority of such registrable securities. In addition, the Issuer will effect a registration of Common Stock on a Form S-3 if requested by the holders of at least 25% of the registrable securities, subject to certain exceptions and conditions as set forth in the Shareholder Rights Agreement.

        Pursuant to an amendment to the Shareholder Rights Agreement entered into in October, 2000 between the Issuer and Ericsson, the Issuer is no longer obligated to repurchase certain shares held by Ericsson as was provided for in the Shareholder Rights Agreement.

        The Reporting Persons also entered into a Shareholder Agreement with the Issuer and Ericsson Canada on November 8, 2000 ("Ericsson Shareholder Agreement"). The Ericsson Shareholder Agreement gives Ericsson the right to participate in any sales of the Issuer's shares by either of the Reporting Persons, and, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer.

        The foregoing summaries of the Shareholder Rights Agreement, as amended, and the Ericsson Shareholder Agreement are not complete descriptions of the terms and conditions thereof and are qualified in their entirety by reference to the full text of the agreements which are attached as exhibits hereto.


        See also Item 4. above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT 7.1  Joint Filing Agreement dated as of November 20, 2000.

        EXHIBIT 7.2 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Microcell Capital II Inc.

        EXHIBIT 7.3 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Ericsson Canada Inc.

        EXHIBIT 7.4 Shareholder Agreement, dated as of November 8, 2000, between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell Capital II, Inc.

        EXHIBIT 7.5 Shareholder Right Agreement, dated as of February 4, 1999, among OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings LLC and Ericsson Inc.

        EXHIBIT 7.6 Amendment Number 1 to Shareholder Rights Agreement, dated as of October, 2000, between Ericsson Inc. and OZ.COM.

        EXHIBIT 7.7 Shareholder Agreement, dated as of November 8, 2000, among OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Ericsson Canada Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2000                    /s/ SKULI MOGENSEN
                                            ------------------------------------
                                            Skuli Mogensen


                                            /s/ GUDJON MAR GUDJONSSON
                                            ------------------------------------
                                            Gudjon Mar Gudjonsson

                               EXHIBIT INDEX

        EXHIBIT
        NUMBER                  DESCRIPTION
        -------                 -----------

        EXHIBIT 7.1  Joint Filing Agreement dated as of November 20, 2000.

        EXHIBIT 7.2 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Microcell Capital II Inc.

        EXHIBIT 7.3 Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Ericsson Canada Inc.

        EXHIBIT 7.4 Shareholder Agreement, dated as of November 8, 2000, between OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Microcell Capital II, Inc.

        EXHIBIT 7.5 Shareholder Right Agreement, dated as of February 4, 1999, among OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings LLC and Ericsson Inc.

        EXHIBIT 7.6 Amendment Number 1 to Shareholder Rights Agreement, dated as of October, 2000, between Ericsson Inc. and OZ.COM.

        EXHIBIT 7.7 Shareholder Agreement, dated as of November 8, 2000, among OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson and Ericsson Canada Inc.